John Hancock Financial Services

197 Clarendon Street, C-1

Boston, Massachusetts 02116

(617) 572-0313

Fax: (617) 572-9161

E-mail: kciccarelli@jhancock.com

Kimberly Ciccarelli

Assistant Vice President and Senior Counsel

US Insurance Law

VIA EDGAR

April 17, 2009

Alison White, Esq.

Division of Investment Management

Office of Insurance Products

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4644

Re:	John Hancock Life Insurance Company (U.S.A.) Separate Account A

Pre-Effective Amendment No. 2

File Nos. 811-4834 and 333-157212

Protection Variable Universal Life

Dear Ms. White:

Conveyed herewith via EDGAR for filing under the Securities Act of 1933 (“1933 Act”), pursuant to Rule 101(a)(2)(i) of Regulation S-T, is Pre-Effective Amendment No. 2 to the Form N-6 Registration Statement of John Hancock Life Insurance Company (U.S.A.) Separate Account A (“Registrant”) relating to certain variable life insurance policies offered by John Hancock Life Insurance Company (U.S.A.) (“Depositor”).

Background of Enclosed Filing

The above-referenced registration statement relates to the Protection Variable Universal Life (“PVUL”) product. The purpose of this filing is to incorporate the fiscal year end 2008 audited financial statements of the Registrant and Depositor along with the auditor’s consents, previously omitted. In addition, we have made certain non-material changes to the prospectus, such as changes to reflect final fees, expenses and investment objectives for the underlying portfolios.

The Commission staff has requested that the Registrant acknowledge and agree, and the Registrant does, hereby acknowledge and agree, that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Request for Acceleration

Pursuant to Rule 461 under the 1933 Act and on behalf of the Registrant and the Principal Underwriter, the Registrant has orally requested an order to accelerate the effectiveness of the above-referenced registration statement to May 1, 2009. The Registrant and its Principal Underwriter have authorized us to hereby state to the Commission on their behalf that they are aware of their obligations under the 1933 Act.

If you have any questions about the enclosed documents, please call me at (617)-572-0313. Thank you.

Sincerely,

/s/ Kimberly S. Ciccarelli

Enclosure